UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Shanda Games Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.01 per share

(Title of Class of Securities)

81941U105**

(CUSIP Number)

Shengming Ma

Ningxia Zhongyincashmere International Group Co., Ltd.

Zhongyin Ave. Cashmere Industrial Park,

Lingwu, China

(86) 0951 4038 950-8946

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 25, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing two Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81941U105

(1)	Names of reporting persons Zhongrong Shengda Investment Holdings (Hong Kong) Company Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) BK
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Hong Kong
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 48,759,187 Class B Ordinary Shares(1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 48,759,187 Class B Ordinary Shares(1)
(11)	Aggregate amount beneficially owned by each reporting person 48,759,187 Class B Ordinary Shares(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 50.0%(2)(3)
(14)	Type of reporting person (see instructions) CO

(1)	representing 48,759,187 Class B Ordinary Shares held by Zhongrong Shengda Investment Holdings (Hong Kong) Company Limited, a company formed under the laws of Hong Kong.
(2)	percentage calculated based on total Class B Ordinary Shares outstanding as of September 24, 2014. As of September 24, 2014, 440,055,084 Class A Ordinary Shares (including Class A Ordinary Shares represented by American Depositary Shares) (“ADSs”) and 97,518,374 Class B Ordinary Shares were outstanding.
(3)	each Class A ordinary share is entitled to one vote per share and is not convertible into Class B ordinary share. Each Class B ordinary share is entitled to 10 votes per share and is convertible at any time into one Class A ordinary share at the election of its holder. The 48,759,187 Class B ordinary shares held by Zhongrong Shengda Investment Holdings (Hong Kong) Company Limited of record represent approximately 9.07% of the total outstanding shares (including Class A ordinary shares (including Class A ordinary shares represented by ADSs) and Class B ordinary shares) and 34.45% of the total voting rights as of September 24, 2014.

CUSIP No. 81941U105

(1)	Names of reporting persons Ningxia Zhongrong Shengda Equity Investment Partnership Enterprise (Limited Partnership)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) BK
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 48,759,187 Class B Ordinary Shares(1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 48,759,187 Class B Ordinary Shares(1)
(11)	Aggregate amount beneficially owned by each reporting person 48,759,187 Class B Ordinary Shares(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 50.0%(2)(3)
(14)	Type of reporting person (see instructions) PN

(1)	representing 48,759,187 Class B Ordinary Shares held by Zhongrong Shengda Investment Holdings (Hong Kong) Company Limited, a company formed under the laws of Hong Kong and a directly wholly owned subsidiary of Ningxia Zhongrong Shengda Equity Investment Partnership Enterprise (Limited Partnership).
(2)	percentage calculated based on total Class B Ordinary Shares outstanding as of September 24, 2014. As of September 24, 2014, 440,055,084 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs and 97,518,374 Class B Ordinary Shares were outstanding.
(3)	each Class A ordinary share is entitled to one vote per share and is not convertible into Class B ordinary share. Each Class B ordinary share is entitled to 10 votes per share and is convertible at any time into one Class A ordinary share at the election of its holder. The 48,759,187 Class B ordinary shares held by Zhongrong Shengda Investment Holdings (Hong Kong) Company Limited of record represent approximately 9.07% of the total outstanding shares (including Class A ordinary shares (including Class A ordinary shares represented by ADSs) and Class B ordinary shares) and 34.45% of the total voting rights as of September 24, 2014.

CUSIP No. 81941U105

(1)	Names of reporting persons Zhongrong Investment Holdings (Hong Kong) Co., Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) BK
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 80,577,828 Class A Ordinary Shares(1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 80,577,828 Class A Ordinary Shares(1)
(11)	Aggregate amount beneficially owned by each reporting person 80,577,828 Class A Ordinary Shares(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 18.3%(2)(3)
(14)	Type of reporting person (see instructions) CO

(1)	representing 80,577,828 Class A Ordinary Shares held by Zhongrong Investment Holdings (Hong Kong) Co., Ltd., a company formed under the laws of Hong Kong.
(2)	percentage calculated based on total Class A Ordinary Shares outstanding as of September 24, 2014. As of September 24, 2014, 440,055,084 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs and 97,518,374 Class B Ordinary Shares were outstanding.
(3)	each Class A ordinary share is entitled to one vote per share and is not convertible into Class B ordinary share. Each Class B ordinary share is entitled to 10 votes per share and is convertible at any time into one Class A ordinary share at the election of its holder. The 80,577,828 Class A ordinary shares held by Zhongrong Investment Holdings (Hong Kong) Co., Ltd. of record represent approximately 14.90% of the total outstanding shares (including Class A ordinary shares (including Class A ordinary shares represented by ADSs) and Class B ordinary shares) and 5.69% of the total voting rights as of September 24, 2014.

CUSIP No. 81941U105

(1)	Names of reporting persons Ningxia Zhongyincashmere International Group Co., Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) BK
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power (i) 48,759,187 Class B Ordinary Shares(1) (ii) 80,577,828 Class A Ordinary Shares(2)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power (i) 48,759,187 Class B Ordinary Shares(1) (ii) 80,577,828 Class A Ordinary Shares(2)
(11)	Aggregate amount beneficially owned by each reporting person (i) 48,759,187 Class B Ordinary Shares(1) (ii) 80,577,828 Class A Ordinary Shares(2)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) (i) 50.0%(3)(5) (ii) 18.3%(4)(5)
(14)	Type of reporting person (see instructions) CO

(1)	representing 48,759,187 Class B Ordinary Shares held by Zhongrong Shengda Investment Holdings (Hong Kong) Company Limited, a company formed under the laws of Hong Kong and a direct wholly-owned subsidiary of Ningxia Zhongrong Shengda Equity Investment Partnership Enterprise (Limited Partnership), whose general partner is Ningxia Zhongyincashmere International Group Co., Ltd.
(2)	representing 80,577,828 Class A Ordinary Shares held by Zhongrong Investment Holdings (Hong Kong) Co., Ltd., a company formed under the laws of Hong Kong and a direct wholly-owned subsidiary of Ningxia Zhongyincashmere International Group Co., Ltd.

(3)	percentage calculated based on total Class B Ordinary Shares outstanding as of September 24, 2014. As of September 24, 2014, 440,055,084 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs and 97,518,374 Class B Ordinary Shares were outstanding.
(4)	percentage calculated based on total Class A Ordinary Shares outstanding as of September 24, 2014. As of September 24, 2014, 440,055,084 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs and 97,518,374 Class B Ordinary Shares were outstanding.
(5)	each Class A ordinary share is entitled to one vote per share and is not convertible into Class B ordinary share. Each Class B ordinary share is entitled to 10 votes per share and is convertible at any time into one Class A ordinary share at the election of its holder. The 48,759,187 Class B ordinary shares held by Zhongrong Shengda Investment Holdings (Hong Kong) Company Limited of record and the 80,577,828 Class A Ordinary Shares held by Zhongrong Investment Holdings (Hong Kong) Co., Ltd. Of record represent approximately 24.06% of the total outstanding shares (including Class A ordinary shares (including Class A ordinary shares represented by ADSs) and Class B ordinary shares) and 40.15% of the total voting rights as of September 24, 2014.

Introduction.

This statement on Schedule 13D/A (this “Statement”) amends the previous 13D filed by Ningxia Zhongyincashmere International Group Co., Ltd. with the Securities and Exchange Commission on September 11, 2014, as amended and supplemented by the Amendment No. 1 filed under Schedule 13D/A on September 25, 2014 (the “Original 13D”) with respect to Shanda Games Limited (the “Issuer”). Except as amended and supplemented herein, the information set forth in the Original 13D remains unchanged. Capitalized terms used herein without definition have meanings assigned thereto in the Original 13D.

Item 2. Identity and Background.

Item 2 is hereby amended and restated as follows:

(a)-(c) This Statement is being filed jointly by and on behalf of (a) Zhongrong Shengda Investment Holdings (Hong Kong) Company Limited, a company established under the laws of Hong Kong (“Zhongrong Shengda”), (b) Ningxia Zhongrong Shengda Equity Investment Partnership Enterprise (Limited Partnership), a partnership established under the laws of the People’s Republic of China (“Zhongrong Equity”), (c) Zhongrong Investment Holdings (Hong Kong) Co., Ltd., a company established under the laws of Hong Kong (“Zhongrong”), and (d) Ningxia Zhongyincashmere International Group Co., Ltd., a company established under the laws of the People’s Republic of China (“Ningxia”, together with Zhongrong Shengda, Zhongrong Equity and Zhongrong, the “Reporting Persons”), pursuant to their agreement to the joint filing of this Statement, filed herewith as Exhibit 7.01.

Zhongrong Shengda’s principal business is making investments in private and public companies. Its principal business address, which also serves as its principal office, is Room 3606, 99 Queen’s Road Central, Hong Kong. Zhongrong Shengda’s sole shareholder is Zhongrong Equity.

Zhongrong Equity’s principal business is making equity investments in private and public companies. Its principal business address, which also serves as its principal office, is Ecological Textile Park, Lingwu, China. Zhongrong Equity’s general partner is Ningxia.

Zhongrong’s principal business is making equity investments in private and public companies. Its principal business address, which also serves as its principal office, is Room 3606, 99 Queen’s Road Central, Hong Kong. Zhongrong’s sole shareholder is Ningxia.

Ningxia is a holding company with operating subsidiaries engaged in the business of the production, processing and sale of cashmere wool products. Its principal business address, which also serves as its principal office, is Zhongyin Ave. Cashmere Industrial Park, Lingwu, China.

Certain information required by this Item 2(a)-(c) and (f) concerning the directors and executive officers of Zhongrong Shengda, Zhongrong Equity and Ningxia is set forth on Schedule A annexed hereto, which is incorporated herein by reference.

(d) None of the Reporting Persons has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source or Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

(i) On September 1, 2014, Ningxia entered into a share purchase agreement (the “Ningxia Share Purchase Agreement”) with Shanda SDG Investment Limited (“SDG”), pursuant to which Ningxia agreed to purchase from SDG 80,577,828 Class A Ordinary Shares of the Issuer for an aggregate consideration of approximately US$278 million. Zhongrong obtained the funds used to acquire shares under the Ningxia Share Purchase Agreement by securing a loan from Bank of China Ltd., Macau Branch.

(ii) On November 25, 2014, Zhongrong Shengda and SDG, among other parties thereto, entered into the SDG Class B Share Purchase Agreement (as defined below), pursuant to which Zhongrong Shengda agreed to purchase 48,759,187 Class B Ordinary Shares from SDG for an aggregate consideration of approximately US$250 million. Zhongrong Shengda obtained the funds used to acquire shares under the SDG Class B Share Purchase Agreement by securing a loan from Bank of China Ltd., Macau Branch.

(iii) It is anticipated that, at the price per ordinary share set forth in the Proposal (as described in Item 4 below), approximately US$442.0 million will be expended in acquiring approximately 128.1 million outstanding Class A Ordinary Shares (calculated based on the number of Class A Ordinary Shares outstanding as of August 31, 2014) owned by shareholders of the Issuer other than the Consortium (as defined below) in connection with the Transaction (as defined below).

It is anticipated that the Transaction will be financed with equity capital. The equity financing would be provided from the Consortium Members (as defined below) and additional members accepted into the Consortium (as defined below) in the form of cash.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated as follows:

On January 27, 2014, Shanda Interactive Entertainment Limited (“Shanda Interactive”) and Primavera Capital (Cayman) Fund I L.P. (“Primavera”) (together with Shanda Interactive, the “Consortium” and each member in the Consortium, a “Consortium Member”) entered into a consortium agreement (the “Consortium Agreement”). Under the Consortium Agreement, the Consortium Members agreed, among other things, (i) to jointly deliver a preliminary non-binding proposal (the “Proposal”) to the board of directors of the Issuer (the “Board”) to acquire the Issuer in a going-private transaction (the “Transaction”), (ii) to deal exclusively with each other with respect to the Transaction until the earlier of (x) nine months after the date thereof, and (y) termination of the Consortium Agreement by all Consortium Members, (iii) to use their reasonable efforts and cooperate in good faith to arrange debt financing to support the Transaction, and (iv) to cooperate and proceed in good faith to negotiate and consummate the Transaction.

On January 27, 2014, SDG and Primavera entered into a share purchase agreement (the “Primavera Share Purchase Agreement”) pursuant to which SDG sold, and Primavera purchased, 28,959,276 Class A Ordinary Shares (the “Primavera Purchase Shares”) at US$2.7625 per Class A Ordinary Share. The purchase and sale of the Primavera Purchase Shares was completed on February 17, 2014.

On April 18, 2014, SDG and Perfect World Co., Ltd. (“Perfect World”) entered into a share purchase agreement (the “PW Share Purchase Agreement”) pursuant to which SDG sold, and Perfect World purchased, 30,326,005 Class A Ordinary Shares (the “PW Purchase Shares”) at US$3.2975 per Class A Ordinary Shares. The purchase and sale of the PW Purchase Shares was completed on May 16, 2014.

Concurrently with the execution of the PW Share Purchase Agreement, Shanda Interactive, Primavera and Perfect World entered into an adherence agreement (the “PW Adherence Agreement”), pursuant to which Perfect World became a party to the Consortium Agreement and joined the Consortium.

On April 25, 2014, FV Investment Holdings (“FV Investment”), which is an affiliate of FountainVest Partners, Shanda Interactive, Primavera and Perfect World entered into an adherence agreement (the “FV Adherence Agreement”), pursuant to which FV Investment became a party to the Consortium Agreement and joined the Consortium.

On May 19, 2014, CAP IV Engagement Limited (“Carlyle”), which is an affiliate of Carlyle Asia Partners IV, L.P., Shanda Interactive, Primavera, Perfect World and FV Investment entered into an adherence agreement (the “Carlyle Adherence Agreement”), pursuant to which Carlyle became a party to the Consortium Agreement and joined the Consortium.

On August 31, 2014, SDG and Orient Finance Holdings (Hong Kong) Limited (“Orient HK”) entered into a share purchase agreement (the “Orient Share Purchase Agreement”) pursuant to which SDG agreed to sell, and Orient HK agreed to purchase, 123,552,669 Class A Ordinary Shares (the “Orient Purchase Shares”) at US$3.45 per Class A Ordinary Share (the “Orient Purchase Price”) subject to the terms and conditions thereof. Pursuant to the Orient Share Purchase Agreement, if (i) a going-private transaction occurs within one year of the closing date of the sale of the Orient Purchase Shares where Orient HK is part of the buyer consortium and the Going-private Price is higher than the Orient Purchase Price, or (ii) a going-private transaction occurs within one year of the closing date of the sale of the Orient Purchase Shares where Orient HK is not part of the buyer consortium due to its own decision or election without SDG’s written consent and the Going-private Price is higher than the Orient Purchase Price, Orient shall pay SDG the shortfall between the Orient Purchase Price and the Going-private Price with respect to all the Orient Purchase Shares. Pursuant to the Orient Share Purchase Agreement, if a going-private transaction is not consummated within one year of the closing date of the sale of the Orient Purchase Shares solely due to SDG’s failure to vote in favor of such going-private transaction, SDG shall repurchase the Orient Purchase Shares at a per share price equal to the Orient Purchase Price. The purchase and sale of the Orient Purchase Shares was completed on September 23, 2014.

On September 1, 2014, Perfect World, FV Investment and Carlyle withdrew from the Consortium pursuant to a withdrawal notice (the “Withdrawal Notice”). References to “Consortium” or “Consortium Members” after September 1, 2014 shall not include Perfect World, FV Investment and Carlyle.

On September 1, 2014, Shanda Interactive, Primavera and Orient HK entered into an adherence agreement (the “Orient Adherence Agreement”), pursuant to which Orient HK became a party to the Consortium Agreement and joined the Consortium. References to “Consortium” or “Consortium Members” after September 1, 2014 shall include Orient HK.

On September 1, 2014, SDG and Shanghai Buyout Fund L.P., a limited partnership formed under the laws of the People’s Republic of China (“Haitong”) entered into a share purchase agreement (the “Haitong Share Purchase Agreement I”) pursuant to which SDG agreed to sell, and Haitong agreed to purchase, 48,152,848 Class A Ordinary Shares (the “Haitong Purchase Shares”) at US$3.45 per Class A Ordinary Share subject to the terms and conditions thereof. The purchase and sale of the Haitong Purchase Shares was completed on September 23, 2014.

Concurrently with the execution of the Haitong Share Purchase Agreement I, Primavera, Perfect World and Haitong entered into a share purchase agreement (the “Haitong Share Purchase Agreement II”), pursuant to which Haitong agreed to purchase 28,959,276 and 30,326,005 Class A Ordinary Shares (collectively, the “Haitong Secondary Purchase Shares”) from Primavera and Perfect World, respectively. The purchase and sale of the Haitong Secondary Purchase Shares was completed on September 23, 2014. In connection with the transaction, SDG, Primavera and Perfect World entered into a consent and release dated as of September 1, 2014 (the “Consent and Release”), pursuant to which all remaining obligations of Primavera and its affiliates and SDG and its affiliates under the Primavera Share Purchase Agreement, and all remaining obligations of Perfect World and its affiliates and SDG and its affiliates under the PW Share Purchase Agreement, as applicable, automatically terminated upon consummation of the transaction.

On September 1, 2014, Shanda Interactive, Primavera and Haitong entered into an adherence agreement (the “Haitong Adherence Agreement”), pursuant to which Haitong became a party to the Consortium Agreement and joined the Consortium. References to “Consortium” or “Consortium Members” after September 1, 2014 shall include Haitong.

On September 1, 2014, SDG and Ningxia entered into a share purchase agreement (the “Ningxia Share Purchase Agreement”) pursuant to which SDG agreed to sell, and Ningxia agreed to purchase, 80,577,828 Class A Ordinary Shares (the “Ningxia Purchase Shares”) at US$3.45 per Class A Ordinary Share subject to the terms and conditions thereof. The purchase and sale of the Ningxia Purchase Shares was completed on September 23, 2014.

On September 1, 2014, Shanda Interactive, Primavera and Ningxia entered into an adherence agreement (the “Ningxia Adherence Agreement”), pursuant to which Ningxia became a party to the Consortium Agreement and joined the Consortium. References to “Consortium” or “Consortium Members” after September 1, 2014 shall include Ningxia.

On September 1, 2014, Primavera withdrew from the Consortium pursuant to a withdrawal notice (the “Primavera Withdrawal Notice”). References to “Consortium” or “Consortium Members” after September 1, 2014 shall not include Primavera.

On October 27, 2014, the exclusivity period under the Consortium Agreement expired. On October 28, 2014, Shanda Interactive and Ningxia entered into a letter agreement (the “Exclusivity and Release Letter”), pursuant to which (i) Shanda Interactive and Ningxia agreed to continue to work exclusively with each other until November 25, 2014 to undertake the Transaction; (ii) Ningxia agreed to release Shanda Interactive and its affiliates from any and all liabilities or claims relating to, among other things, the Consortium Agreement, the Transaction and any proposal or offer of similar transactions; and (iii) Ningxia agreed to indemnify Shanda Interactive and its affiliates against any and all liabilities or claims relating to, among other things, the Consortium Agreement, the Transaction and any proposal or offer of similar transactions, and Shanda Interactive’s negotiation, execution, delivery and performance of the Exclusivity and Release Letter.

On November 25, 2014, SDG, Ningxia, Zhongrong Shengda, and Yili Shengda Investment Holdings (Hong Kong) Company Limited, a company formed under the laws of Hong Kong (“Yili Shengda”) entered into a share purchase agreement (the “SDG Class B Share Purchase Agreement”), pursuant to which each of Zhongrong Shengda and Yili Shengda agreed to purchase 48,759,187 Class B Ordinary Shares from SDG. The purchase and sale under the SDG Class B Share Purchase Agreement were completed on the same day (the “Closing”). As a result, all of the Class B Ordinary Shares held by SDG immediately prior to the Closing have been transferred to Zhongrong Shengda and Yili Shengda, and SDG no longer beneficially owns any ordinary shares of the Company.

Ningxia intends to continue pursuing the Transaction.

Descriptions of the Consortium Agreement, the Primavera Share Purchase Agreement, the PW Share Purchase Agreement, the PW Adherence Agreement, the FV Adherence Agreement, the Carlyle Adherence Agreement, the Orient Share Purchase Agreement, the Haitong Share Purchase Agreement I, the Ningxia Share Purchase Agreement, the Orient Adherence Agreement, the Haitong Adherence Agreement, the Ningxia Adherence Agreement, the Withdrawal Notice, the Primavera Withdrawal Notice, the Haitong Share Purchase Agreement II, the Consent and Release in this Statement are qualified in their entirety by reference to the Consortium Agreement, the Primavera Share Purchase Agreement, the PW Share Purchase Agreement, the PW Adherence Agreement, the FV Adherence Agreement, the Carlyle Adherence Agreement, the Orient Share Purchase Agreement, the Haitong Share Purchase Agreement I, the Ningxia Share Purchase Agreement, the Orient Adherence Agreement, the Haitong Adherence Agreement, the Ningxia Adherence Agreement, the Withdrawal Notice, the Primavera Withdrawal Notice, the Haitong Share Purchase Agreement II, the Consent and Release, the Exclusivity and Release Letter, and the SDG Class B Share Purchase Agreement, copies of which are filed as Exhibits 7.03, 7.04, 7.05, 7.06, 7.07, 7.08, 7.09, 7.10, 7.11, 7.12, 7.13, 7.14, 7.15, 7.16,7.17, 7.18, 7.19 and 7.20 hereto and incorporated herein by reference in their entirety.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a)-(b) The following disclosure assumes that there were a total of 440,055,084 Class A Ordinary Shares and 97,518,374 Class B Ordinary Shares outstanding as of September 24, 2014. Each Class A Ordinary Share is entitled to one vote per share and is not convertible into Class B Ordinary Shares. Each Class B Ordinary Share is entitled to 10 votes per share and is convertible at any time into one Class A Ordinary Share at the election of its holder.

Under the Ningxia Share Purchase Agreement, 80,577,828 Class B Ordinary Shares held by SDG have been converted into Class A Ordinary Shares on a one-to-one basis and sold to Zhongrong, representing approximately 15.0% of the combined total outstanding shares (including Class A Ordinary Shares and Class B Ordinary Shares) of the Issuer as of September 24, 2014.

Under the SDG Class B Share Purchase Agreement, 48,759,187 Class B Ordinary Shares held by SDG have been sold to Zhongrong Shengda, representing approximately 9.1% of the combined total outstanding shares (including Class A Ordinary Shares and Class B Ordinary Shares) of the Issuer as of September 24, 2014.

Pursuant to Section 13(d)(3) of the Act, Orient HK, Haitong and the Reporting Persons may, as a result of entering into the Consortium Agreement and the submission of the Proposal, be considered to be a “group.” Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by either of the Reporting Persons that it is the beneficial owner of any shares as may be beneficially owned by Shanda Interactive for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as set forth in Items 3 and 4, to the best knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in the shares of the Issuer during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 7. Material to Be Filed as Exhibits.

Item 7 is hereby amended and supplemented by amending Exhibit 7.01 and adding the following exhibits to the end thereof:

Exhibit 7.01	Joint Filing Agreement by and between the Reporting Persons dated November 26, 2014.

Exhibit 7.19:	Exclusivity and Release Letter dated October 28, 2014 (incorporated herein by reference to Exhibit 7.18 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on October 28, 2014)

Exhibit 7.20:	SDG Class B Share Purchase Agreement dated November 25, 2014 (incorporated herein by reference to Exhibit 7.19 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on November 26, 2014)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 26, 2014

Zhongrong Investment Holdings (Hong Kong) Co., Ltd.

By:	/s/ Shengming Ma
	Name:	Shengming Ma
	Title:	Director

Zhongrong Shengda Investment Holdings (Hong Kong) Company Limited

By:	/s/ Shengming Ma
	Name:	Shengming Ma
	Title:	Director

Zhongrong Shengda Equity Investment Partnership Enterprise (Limited Partnership)

By:	/s/ Shengming Ma
	Name:	Shengming Ma
	Title:	Managing Partner

Ningxia Zhongyincashmere International Group Co., Ltd.

By:	/s/ Shengming Ma
	Name:	Shengming Ma
	Title:	Chairman

Schedule A

Zhongrong

Set forth below is certain additional information concerning the directors and executive officers of Zhongrong. The business address of each of such persons is Room 3606, 99 Queen’s Road Central, Hong Kong and each of such persons is a citizen of the People’s Republic of China.

NAME	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
Shengming Ma	Director; Mr. Ma also holds directorship in various other PRC-based companies.

Zhongrong Shengda

Set forth below is certain additional information concerning the directors and executive officers of Zhongrong Shengda. The business address of each of such persons is Room 3606, 99 Queen’s Road Central, Hong Kong and each of such persons is a citizen of the People’s Republic of China.

NAME	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
Shengming Ma	Director; Mr. Ma also holds directorship in various other PRC-based companies.

Zhongrong Equity

Set forth below is certain additional information concerning the directors and executive officers of Zhongrong Equity. The business address of each of such persons is Ecological Textile Park, Lingwu, China and each of such persons is a citizen of the People’s Republic of China.

NAME	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
Shengming Ma	Managing Partner; Mr. Ma also holds directorship in various other PRC-based companies.

Ningxia

Set forth below is certain additional information concerning the directors and executive officers of Ningxia. The business address of each of such persons is Zhongyin Ave. Cashmere Industrial Park, Lingwu, China and each of such persons is a citizen of the People’s Republic of China.

NAME	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
Shengming Ma	Chairman; Mr. Ma also holds directorship in various other PRC-based companies.

Shengguo Ma	Director; Mr. Ma also holds directorship in various other PRC-based and foreign companies.

Wei Ma	Director; vice Chairman of the board in Ningxia Zhongyincashmere Co., Ltd.

Cuihua Ma	Supervisory Director